SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF ISSUER PURSUANT TO SECTION 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the Month Ended	Commission File Number
February, 2015	000-27322

MOUNTAIN PROVINCE DIAMONDS INC.

(Exact name of the registrant as specified in its charter)

ONTARIO

(Jurisdiction of Incorporation or Organization)

161 Bay Street, Suite 2315, P.O. Box 216

Toronto, Ontario, Canada M5J 2S1

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20F- or Form 40-F.

FORM 20-F ☒	FORM 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

On December 19, 2014, Mountain Province Diamonds Inc. ("MDM") provided written notice to NYSE-MKT that MDM expects to voluntarily delist from NYSE-MKT at the close of trading on December 30, 2014 and intends to transfer the listing of its common stock to The NASDAQ Stock Market LLC ("NASDAQ") to commence trading on the next business day, December 31, 2014. MDM's common stock has been approved for listing on NASDAQ and will continue to trade under the stock symbol "MDM."

A copy of the press release issued by MDM in connection with the transfer of the listing of its common stock from NYSE to NASDAQ is attached hereto as Exhibit 99.1 and is incorporated herein by reference."

EXHIBIT LIST

Exhibit	Description

99.1	News Release dated February 3, 2015 - Mountain Province Diamonds Announces Credit Approval for US$370M Term Loan Facility

MOUNTAIN PROVINCE DIAMONDS INC.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

MOUNTAIN PROVINCE DIAMONDS INC.

Date: February 3, 2015	By:	/s/ Bruce Ramsden
Bruce Ramsden
Chief Financial Officer